CONFIDENTIAL TREATMENT REQUESTED

                       SIDE AGREEMENT REGARDING
                 AGREEMENT AND PLAN OF REORGANIZATION


      Effective as of the 16th day of December 1993, by and among 3Com Corporation, a California corporation ("3Com"), 3Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of 3Com ("Sub"), and Synernetics, Inc., a Delaware corporation ("Synernetics"), entered into an AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), and this SIDE AGREEMENT regarding the Agreement is entered into this 14th day of January 1994 in order to set forth certain additional understandings of the parties with respect to the Agreement.

                                RECITAL

      The parties intend to clarify certain matters that have arisen with respect to the provisions of the Agreement and the transactions contemplated thereby and, subject to the terms and conditions hereinafter set forth, to agree upon the manner in which certain matters are to be handled.


                               AGREEMENT

      NOW, THEREFORE, in reliance on the foregoing recitals and in and for the consideration and mutual covenants set forth herein, the parties agree as follows:


      1. Definitions. Capitalized terms shall have the meanings provided in the Agreement unless otherwise defined herein.

      2. Amendments to the Agreement and other Documents. The parties agree that each of the following provisions of the Agreement are hereby amended as set forth below.

           (a) Section 10.6 of the Agreement is amended to read in full as follows:

                Required Consents. 3Com shall have received all material written consents, assignments, waivers, authorizations or other certificates reasonably deemed necessary by 3Com's legal counsel to provide for the continuation in full force and effect of any and all material contracts and leases of Synernetics.

           (b) Section 6.4(b) of the Agreement is amended to read in full as follows:

                (b) 3Com and Synernetics agree that neither of them will treat the consideration received pursuant to Section 2.1 with respect to Synernetics Shares issued upon exercise of incentive stock options exercised prior to the Effective Time as wages and will not make wage withholding with respect thereto, provided that such Options are irrevocably exercised at least two days prior to the Closing and the exercise price therefor deposited in Synernetics bank account for the benefit of Synernetics at least two days prior to the Closing, and provided further that with respect to any portion of any option which is, or as of the date of exercise becomes, subject to any repurchase right that by its terms lapses under certain conditions in the future, that a form of election under IRC Section 83(B) is filed prior to the Closing.

           (c) Section 5 of the Escrow Agreement is amended to read in full as follows:

                Inventory. The parties have agreed that an inventory of fixed assets shall be conducted as provided in Section 12.1 of the Plan. The parties agree that, should the aggregate net book value of such fixed assets as indicated by such inventory exceed the net book value of the Synernetics' fixed assets as set forth in the Synernetics' Balance Sheet (as defined in the Plan), no Claim may be made by 3Com with respect to the condition or existence of any Synernetics' fixed assets. Further, the parties agree that any excess of the net book value of fixed assets on the Synernetics Balance Sheet over the net book value as demonstrated by such inventory shall constitute a Claim.

           (d) The penultimate sentence of the second paragraph of Section 1(b) of the Escrow Agreement is amended to read in full as follows:

                The amount of the [CONFIDENTIAL TREATMENT REQUESTED*] shall be increased by the amount of any excess reserves on the Synernetics November 28, 1993
                Balance Sheet delivered to 3Com (the "Closing
                Balance Sheet") as determined when the relevant asset category is fully realized (for example once all inventory reflected on the Closing Balance Sheet is either sold or written-off, any unapplied reserve will be added to the [CONFIDENTIAL TREATMENT REQUESTED*]), provided however that with respect to any excess reserves for fixed assets, if any, the [CONFIDENTIAL TREATMENT REQUESTED*] shall be increased by only one-half of such amount.

                * CONFIDENTIAL PORTION HAS BEEN FILED SEPARATELY WITH
                  THE SECURITIES AND EXCHANGE COMMISSION

      3.   Synernetics Representation regarding Options.
Synernetics represents that it has reviewed its books and records regarding Options to be assumed by 3Com and represents that all such Options were granted pursuant to Rule 701.

      4. 3Com Agreement regarding Common Stock issued upon Exercise of Options. 3Com agrees that, based in part upon the representation in Section 3 above, the shares of Common Stock issued upon exercise of Options after assumption thereof by 3Com are subject to Rule 701 and the provisions thereof permitting the sale of such shares without registration.

      5. Synernetics Representation regarding Wallack Options and Severance. Synernetics represents that it has reviewed its books and records and reviewed with its Board of Directors the circumstances surrounding the granting of incentive stock options to Allan L. Wallack (the "Wallack Options") and the terms of the Employment Agreement with Allan L. Wallack dated June 15, 1990 (the "Wallack Employment Agreement"). Synernetics represents that (i) it was the intention of Synernetics and of its Board of Directors that the Wallack Options contain a term, referenced in the Wallack Employment Agreement, providing that the vesting of the shares issuable to Allan L. Wallack would in the event of certain mergers, etc, be accelerated by two years, (ii) the Wallack Employment Agreement was not a modification of the Wallack Options and (iii) the reference to one year of acceleration in the Wallack Options rather than two was an administrative oversight. Synernetics further represents that the amount set forth in Section 1(b) of the Escrow Agreement as the Severance amount payable to the persons specified in such
Section is the sole and exclusive severance amount of any kind offered to or arranged for such persons by Synernetics. These representations shall have the same effect as if set forth in the Agreement, and the Agreement shall be deemed amended to include such representations.

      6. Closing Matters. Synernetics and 3Com have agreed that all payments to Synernetics stockholders will be made directly by 3Com pursuant to a schedule provided by Synernetics. It shall be an additional closing condition that no employee shall have exercised any portion of an option which would be unvested immediately following the Effective Time of the Merger. Further, 3Com acknowledges that the conditions described in Section
6.4(b), as amended above, to avoid withholding on exercise of incentive stock options as to which exercise forms have been delivered to 3Com (or its legal counsel) as of the Closing, and that 3Com will not withhold with respect to any of such option exercises.

      7.   No Other Amendments.  Except as modified hereby the
Agreement shall remain in full force and effect.

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

3COM CORPORATION                      SYNERNETICS, INC.


    /s/ Eric Benhamou                     /s/ Allan Wallack
By: ---------------------------       By: -------------------------
     Eric Benhamou, President              Allan Wallack, President


3SUB CORPORATION


    /s/ Eric Benhamou
By: ---------------------------
     Eric Benhamou, President